

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2020

Spencer Richardson
Chief Executive Officer
DropCar, Inc.
1412 Broadway, Suite 2105
New York, NY 10018

  Re: DropCar, Inc.
  Registration Statement on Form S-3
  Filed Febraury 7, 2020
  File No. 333-236330

Dear Mr. Richardson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Daniel Bagliebter